

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Gustavo Garavaglia
Chief Financial Officer
DPL INC
1065 Woodman Drive
Dayton, Ohio 45432

      Re: DPL INC
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 27, 2019
          Form 10-Q filed May 7, 2019
          File No. 1-9052

Dear Mr. Garavaglia:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Consumer Products

cc: Brian Hylander, Assistant General Counsel